Exhibit 21.1

SUBSIDIARIES OF TUBEMOGUL, INC.

Name of Subsidiary	Jurisdiction of Organization
TubeMogul Australia Pty Ltd	Australia
TubeMogul Canada, Inc.	Canada
TubeMogul Japan Inc.	Japan
TubeMogul Singapore Pte. Ltd.	Singapore
TubeMogul Information Technology (Shanghai) Co., Ltd.	China
TubeMogul UK Limited	United Kingdom
Illumenix, Inc.	Delaware
TubeMogul Ukraine LLC	Ukraine